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                                                                      EXHIBIT 45

FOR IMMEDIATE RELEASE
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             ATLAS COPCO AND RENTAL SERVICE CORPORATION ANNOUNCE
                EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD

NEW YORK, NY and SCOTTSDALE, AZ - July 16, 1999 - Atlas Copco North America Inc., a subsidiary of Swedish-based Atlas Copco AB, and Rental Service Corporation (NYSE: RSV) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the proposed acquisition of Rental Service by Atlas Copco expired at 11:59 p.m. on Thursday, July 15, 1999. As a result of the expiration of the waiting period, the parties have clearance from federal antitrust agencies to complete the acquisition. Completion of the acquisition remains subject to certain other customary conditions.

Atlas Copco and Rental Service previously announced the execution of a definitive merger agreement providing for the acquisition of Rental Service at a price of $29.00 per share in cash by means of a tender offer for all outstanding shares of Rental Service's common stock to be followed, upon the terms and subject to the conditions of the merger agreement, by a second-step merger. The tender offer, which commenced on June 29, 1999, is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, July 27, 1999, unless extended.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1998, the Group had revenues of USD 4.2 billion, with 97 percent of revenues outside Sweden, and more than 23,000 employees. Atlas Copco companies develop, manufacture and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, motion control products, and offer related service and equipment rental. Well-known North American companies in the Atlas Copco Group are Prime Service, Inc., Milwaukee Electric Tool Company and Chicago Pneumatic Tool Company. Additional information about Atlas Copco is available at the Group's web site, www.atlascopco.com, which provides access to current news about Atlas Copco.

Rental Service Corporation is a leader in the rapidly growing equipment rental industry, serving the needs of a wide variety of industrial, manufacturing and

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construction markets. Headquartered in Scottsdale, Arizona, RSC operates 272 locations throughout the United States and Canada. Additional information about Rental Service is available at its web site at www.rentalservice.com.

Contact Information

Atlas Copco                                       Beacon Hill Partners

Lennart Johansson, +46-8-743-8570                 Edward McCarthy, 212/843-8500
Annika Berglund, +46-8-743-8070

Rental Service Corporation                        Kekst and Company

Robert M. Wilson, 480/905-3300                    Thomas Davies or David Kronfeld, 212/521-4800